amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

02055510

02 OCT 21 AM 11:03

82-4867

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 942 9624
From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356
Date: 17 October 2002
Pages: 8.
Including cover page

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P. [signature]

Robyn Fry
General Counsel & Company Secretary

PROCESSED
NOV 04 2002
P THOMSON FINANCIAL

dlw 10/28

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No.
82-4867

17 October 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No. 82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/10/2002

TIME: 17:46:26

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of AGM

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Annual General Meeting - Amrad Corporation Limited

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect of each motion the total number of votes exercisable by all validly appointed proxies was:

Consideration of Reports

❑ Votes where the proxy directed to vote 'for' the motion	27,253,096
❑ Votes where the proxy was directed to vote 'against' the motion	38,700
❑ Votes where the proxy may exercise a discretion how to vote	39,382,509
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	96,530

The motion was carried on a show of hands an ordinary resolution.

Re-election of Mr Ian Ferres

❑ Votes where the proxy directed to vote 'for' the motion	19,701,381
❑ Votes where the proxy was directed to vote 'against' the motion	7,531,090

- Votes where the proxy may exercise a discretion how to vote 39,399,109

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 139,255

Mr Ferres advised that he was not now seeking re-election and the motion was not put to a vote.

Election of Mr Olaf O'Duill

- Votes where the proxy directed to vote 'for' the motion 26,930,611
- Votes where the proxy was directed to vote 'against' the motion 255,405
- Votes where the proxy may exercise a discretion how to vote 39,451,534

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 133,285

The motion was carried on a show of hands an ordinary resolution.

Election of Mr Bob Moses

- Votes where the proxy directed to vote 'for' the motion 27,016,161
- Votes where the proxy was directed to vote 'against' the motion 154,905
- Votes where the proxy may exercise a discretion how to vote 39,455,984

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 143,785

The motion was carried on a show of hands an ordinary resolution.

Dated this 16th day of October 2002

R M Fry - Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/10/2002

TIME: 09:05:56

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Retirement of Director

82-4367

amrad.
amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

16 October 2002

The Chairman Mr Olaf O'Duill today announced the retirement of Mr Ian Ferres as a Director of the Amrad Board.

Speaking at the Company's Annual General Meeting Mr O'Duill acknowledged and thanked Mr Ferres for his contribution to the Company during his long period of service and wished him well in relation to his future endeavours.

The Amrad Board now comprises:

• Mr Olaf O'Duill	Chairman
• Professor John Mills	Deputy Chairman
• Dr Sandra Webb	Managing Director
• Ms Helen Cameron	Non-executive Director
• Mr Bob Moses	Non-executive Director

For further information please contact:
Ms Anne Hayward
Investor relations
03 9208 4000 or 0419 893 922

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

02 OCT 21 AM 11:14

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	17 October 2002
Pages: Including cover page	17.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P. [signature]

Robyn Fry
General Counsel & Company Secretary

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4352
http://www.amrad.com.au

FILE No. 82-4867

17 October 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

P.P.

Robyn Fry
General Counsel & Company Secretary

Rflr001

FILE No. 82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/10/2002

TIME: 13:54:40

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Managing Director's address to shareholders

File No. 82-4657

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

Managing Director's address to shareholders

2002 Annual General Meeting

It has been a volatile year in business and the biotechnology sector has not been spared. As one of Australia's pioneer biotechnology companies, we have been at the forefront of the change and the challenge that has occurred across the sector, coupled with a clear demonstration of the technical risks associated with developing drugs.

Despite that, I can report that Amrad has met the challenges and opportunities in a resilient way and continues to make steady progress in our drug discovery and drug development activities.

The Phase II clinical trials for chemotherapy induced peripheral neuropathy and for hepatitis B did not yield the positive results we would have liked for emfilermin and for AM365 respectively. Nevertheless, our development group has built up a wealth of valuable knowledge in conducting international clinical trials, as well as progressing lead compounds from discovery along the development pathway.

The project handbacks of AM36 for stroke and the SOCS biologicals project, although an apparent set back, gave Amrad substantial packages of research data at no cost to the Company. We are now considering options to extract value from these projects through further in-house development or collaborative partnering.

Despite these setbacks, Amrad's risk management strategy of combining a portfolio approach to our research and development with a strong cash position has enabled us to conduct our business as usual.

On joining Amrad a year ago, my first impression was the Company was trying to do too much with too few resources. A clear focus and a more disciplined approach to drug development was needed to yield earlier commercial returns either by licensing or assigning our patents.

This year we streamlined our in-house R&D efforts to concentrate on three core competency areas, namely:

- infectious diseases;
- neurological conditions; and,
- allergy and inflammation.

The streamlining of R&D was driven by the need for greater synergies from the transfer of scientific and commercial know-how between projects and the sharing of overhead costs.

Successful and cost effective drug development is all about choosing compounds which have the best potential for success as development candidates, through a rigorous project selection process.

This internal process takes into account unmet medical need, market size, market entry point, clinical risk, cost of development and attractiveness to global partners.

Value can be extracted in a variety of ways. Projects are either developed by Amrad alone using our own skills, or co-developed sharing costs and risks, or licensed out, sold, or terminated.

Amrad currently has five projects in preclinical and clinical development with a further 20 projects in the discovery phase, supported by a strong patent portfolio.

In August, emfilermin for assisted reproduction completed a proof of concept study showing the compound may be useful in improving clinical pregnancy rate. This project is licensed to Serono, one of the world's leading biotechnology companies.

Earlier this year in February, we announced the successful early completion of the safety and tolerability study of AM336 to treat chronic severe pain. Following a clinical trial planning meeting with the Food and Drug Administration in the United States, AM336 commenced further toxicology studies prior to clinical proof of concept and assessment studies in neuropathic or cancer pain.

AM36 for stroke is currently completing preclinical safety studies. Further studies to complete the preclinical package will be carried out this year. Subject to satisfactory results, we plan to commence a Phase I clinical trial in 2003.

AM132 and AM133 continue preclinical development in partnership with Gencell and Edwards Lifesciences respectively. These projects are targeting cardiovascular disease.

Underpinning Amrad's development compounds is a diverse portfolio of drug discovery projects to target therapeutic needs such as pain, chronic viral infections, rheumatoid arthritis, asthma and inflammation.

As a drug development company, Amrad has taken not just one, but three compounds from the discovery lead stage through to the completion of Phase II proof of concept. We have done this with a recombinant protein, a peptide and a small molecule. This is an achievement in drug development which clearly differentiates us from other Australian biotechnology companies.

A second point to note about our project portfolio is the presence of internationally-recognised pharmaceutical and biotechnology companies as commercial partners. Our partnerships include Serono, Gencell, Edwards Lifesciences and Cambridge Antibody Technology. Amrad also has a long-standing strategic alliance with Chugai Pharmaceutical Company Limited of Japan.

Amrad has a long history of close associations with some of Australia's leading medical research institutes. We have recently decided to add another dimension of scientific and commercial expertise with the formation of a Scientific Advisory Board.

Working closely with Amrad's Chief Scientific Officer, Dr Jonathan Coates, the independent Board will be involved in the assessment and development of the Amrad's scientific strategy and, where appropriate, will provide input into the establishment of strategic alliances and partnerships.

Each Scientific Advisory Board member has been chosen for their scientific acumen and their commercial insight and the members include:

- Dr J. Barrie Ward, (Chairman), CEO, KuDOS, Cambridge, UK;
- Dr Curtis Scribner, Vice-President, Regulatory Affairs, Biomedicines Inc., California, USA, formerly with the FDA; and,
- Professor Charles MacKay, Director, Arthritis & Inflammation, Garvan Institute, Sydney.

Amrad actively canvasses the global biotech industry to source funds to accelerate the development of clinical and discovery leads, as well as to find suitable partners for out-licensing or co-developing projects. Our business strategy aims to form new alliances to boost Amrad's commercial expertise and international exposure.

2002 has seen increased marketing activity to raise the profile of the Company on the global biotech stage. This year, Amrad has presented at key international investor meetings including:

- CIBC in New York last November;
- BIO 2002 in Toronto in June; and
- AusBiotech 2002 in Melbourne in August.

Next week we present in Europe at BioExchange2002 and will participate in the *BIO-Europe 2002 conference* next month. These international investor meetings are a critical component of our global business development strategy.

Amrad's competitive advantage centres around:

- Access to world class science through links with leading Australian research institutes;
- High quality, low cost drug discovery;
- Strong IP position; and,
- Development know-how.

Moving forward, Amrad has a very focused game-plan and a motivated team of scientists and business professionals with know-how needed to accelerate the portfolio of projects towards commercialisation and improved shareholder value.

Success in today's world of drug development is all about critical mass, sustainable value and cash. At 30 June 2002, we had $34.6 million of cash and investments, enough to fund two to three years of R&D activity.

Lessons from our northern hemisphere colleagues are showing that the survival of biotechnology companies is based on prioritising core programs and ensuring there is enough cash to reach the next financeable milestone.

16 October 2002

Dr Sandra N Webb
Managing Director

Further information contact:
Anne Hayward, Investor Relations, 03 9208 4000, 0419 893 922

amrad.

AMRAD CORPORATION LIMITED

Annual General Meeting

16 October 2002

3 Core Competencies

amrad


Infectious Diseases
Enabling Technology
• Medicinal Chemistry
• Therapeutic Proteins
• Monoclonal Antibodies
• SOCS
Allergy / Inflammation
Neurology
HIV
Hepatitis B & C
Asthma
Rheumatoid
Arthritis
Stroke
Severe Pain
Nerve Protection

Rigorous Project Selection

amrad

- Unmet medical need
- Market size
- Market entry point
- Clinical risk
- Cost of development
- Attractiveness to global partners

Commercialisation Process

amrad


Member Institutes & Academia
Patents & Target Discoveries
Rigorous Project Selection Process
Amrad In-house
In-license
PC
P1
P2
P3
Amrad Clinical Development
Licensing to Pharma Bio
Value Options
1. Co-development
2. Licensed out
3. Sale
4. Termination

Amrad R&D Portfolio


amrad.
Disease Indication
Research
Lead Compound
Preclinical
Phase I
Phase II
Phase III
Drug Development
IVF
Serono
Severe Pain
AM336
Stroke
AM36
Cardiovascular Disease
Gencell / Edwards Lifesciences
Drug Discovery
Pain
AM66 & 577
Hepatitis B
AM491, 495 & 892
Rheumatoid Arthritis
Cambridge Antibody Technology
Asthma
IL-13r
HIV
Integrase
Multiple
SOCS
Partnered
Not Partnered

Scientific Advisory Board

amrad

- Membership:
  - Dr J. Barrie Ward (Chair)
    - CEO, KuDOS, Cambridge, UK
  - Dr Curtis Scribner
    - Vice-President, Regulatory Affairs, BioMedicines Inc., California, USA
  - Professor Charles MacKay
    - Director, Arthritis & Inflammation, Garvan Institute, Sydney, Australia

International Investor Meetings

amrad

- CIBC, New York, November
- BIO 2002, Toronto, June
- AusBiotech 2002, Melbourne, August
- BioExchange2002, Amsterdam, October
- BIO-*Europe* 2002, Germany, November

Competitive Advantage

amrad.

- Access to world class science through links with leading Australian research institutes
- High quality, low cost drug discovery
- Strong IP position
- Development know-how

FILE No.


amrad
AMRAD CORPORATION LIMITED
Annual General Meeting
16 October 2002
© Amrad Corporation Limited 2002